UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VIVUS, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3136179
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

900 E. Hamilton Avenue, Suite 550, Campbell, CA	95008
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Participating Preferred Stock	The Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.           Description of Registrant’s Securities to be Registered.

On December 30, 2019, VIVUS, Inc. (the “Company”) entered into a Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of December 30, 2019, with Computershare Trust Company, N.A., as Rights Agent. In connection with the Rights Agreement, the Board of Directors (the “Board”) of the Company authorized and declared a dividend distribution of one preferred share purchase right (a “Right”), for each share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) outstanding on January 13, 2020 to the stockholders of record at the close of business on that date. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Rights Agreement.

The Rights Agreement was approved by the Board to mitigate the likelihood of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and thereby preserve the current ability of the Company to utilize certain net operating loss carryovers and other tax benefits of the Company (the “Tax Benefits”) to offset future income. If the Company were to experience an “ownership change,” as defined in Section 382 of Code, the Company’s ability to fully utilize the Tax Benefits on an annual basis would be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could therefore significantly impair the potential value of those assets. The Rights Agreement is intended to act as a deterrent to any person or group acquiring “beneficial ownership” of 4.9% or more of the outstanding Common Stock, without the approval of the Board.

The following summary of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2019 and is incorporated herein by reference.

Exercise of Rights. On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), for a purchase price of $12.68 (subject to adjustment) (the “Purchase Price”). Under certain circumstances set forth in the Rights Agreement, the Company may suspend the exercisability of the Rights.

Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the shares of Common Stock then outstanding, other than: (A) the Company, its subsidiaries and their respective employee benefit plans or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (B) any stockholder that, as of the time of the first public announcement of approval of the Rights Agreement, beneficially owns 4.9% or more of the shares of Common Stock then outstanding, unless such person thereafter acquires an additional 1% of the outstanding shares of Common Stock, subject to certain exceptions (including pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock); (C) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of Common Stock or a stock dividend, stock split, reverse stock split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (D) certain stockholders who inadvertently or without knowledge of the terms of the Rights, becomes Acquiring Persons and who thereafter reduce the percentage of shares owned below 4.9%; (E) investment advisors to mutual funds, to the extent that such advisor does not hold and no single fund advised by such advisor holds 4.9% or more of the Company’s outstanding Common Stock, and (F) any person whose beneficial ownership of Common Stock is determined by the Board not to be inconsistent with the purpose of the Rights Agreement.

Flip-In. In the event that any person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or its affiliates and associates and certain transferees thereof will be null and void.

Exchange. At any time following the Stock Acquisition Date but before the time the Acquiring Person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may, at its option, exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment); provided, that no holder is entitled to receive pursuant to such exchange Common Stock that would result in a beneficial ownership of more than 4.9% of the Common Stock then outstanding.

Expiration. The Rights and the Rights Agreement will expire on the earliest of (i) December 30, 2022, (ii) the time at which the Rights are redeemed or exchanged pursuant to the Rights Agreement, (iii) the repeal of Section 382 of the Code or any successor statute if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits, (iv) the first business day following the date on which the Rights Agreement fails to be ratified by the Company’s stockholders at the Company’s 2020 annual meeting, and (v) the beginning of a taxable year to which the Board determines that no Tax Benefits may be carried forward.

Redemption. At any time prior to such time as any person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0001 redemption price.

Anti-Dilution Provisions. The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Generally, no adjustments to the Purchase Price of less than 1% will be made.

Amendments. For so long as the Rights are then redeemable, any of the provisions of the Rights Agreement may be amended by the Board without the approval of any holders of the Rights. At any time when the Rights are not then redeemable, the provisions of the Rights Agreement may be amended by the Board to make changes which do not adversely affect the interests of holders of Rights, cause the Rights again to become redeemable or cause the Rights Agreement to become otherwise amendable.

Item 2.           Exhibits.

Exhibit No.	Description
3.1

Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A filed with the SEC on March 28, 2007)*

4.1

Preferred Stock Rights Agreement, dated as of December 30, 2019, between VIVUS, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Amended and Restated Certificate of Designation, Form of Rights Certificate, and Summary of Rights as Exhibits A, B and C thereto, respectively (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2019)*

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIVUS, INC.

/s/ John L. Slebir
John L. Slebir
Senior Vice President, Business Development, General Counsel and Secretary
Date: December 31, 2019